Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 24 May 2002

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

Enclosure: press release

N.V. Interbrew S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

PRESS RELEASE

Interbrew to appeal preliminary injunction on Beck's integration into Labatt USA portfolio

Brussels 24 May, 2002

Interbrew, the World's Local Brewer©, confirmed today that the United States District Court for the Southern District of New York granted a preliminary injunction yesterday enjoining Interbrew and Labatt USA from taking any further actions in furtherance of the integration of the Beck's brands into Labatt USA. This order was granted in response to claims brought by Wisdom Import Sales, a subsidiary of FEMSA Cerveza and a 30% holder in Labatt USA, to block the integration of the Beck's brand into the LUSA portfolio without its consent.

The Court also required that Wisdom post a $5 million bond to indemnify Labatt USA from any damages that may be suffered if the preliminary injunction is overturned.

Steve Cahillane, President and CEO of Labatt USA said that: "Clearly we are disappointed with the Court's decision. While we will comply with the decision fully, we will also be seeking to appeal it on an expedited basis."

David Tulchin of Sullivan and Cromwell, Labatt's legal counsel on the case, indicated that: "The Court found that, although the plaintiff had failed to establish that it would suffer any actual commercial harm from the integration of the Beck's brands, the consent of Wisdom Import Sales to add the Beck's brands to LUSA was required under the terms of the parties' agreement, and that a preliminary injunction was warranted to protect Wisdom's rights as a minority holder."

Hugo Powell, CEO of Interbrew, stated that: "We will promptly appeal to the Court of Appeals, and expect to argue that the injunction was improper. Interbrew continues to believe that the addition of the Beck's brand to Labatt USA will enhance significantly Labatt USA and benefit all brands, including those of FEMSA Cerveza. While the preliminary injunction remains in place, Interbrew will continue to distribute Beck's brands in the United States through Beck's North America, under the direction of current President and CEO, John Lennon." Mr. Powell went on to say that: "The Beck's brand has turned the corner on a decade of sub-optimal growth, showing very positive signs of improved market performance in recent weeks."

Mr. Cahillane further reported that: "Labatt USA is enjoying an exceptional year in 2002. To date, sales volume to retailers of our import portfolio has grown by 11%, including the Femsa brands which have increased 12%. Our largest Mexican brand Tecate has grown 15%. We believe that we have momentum."

Interbrew – *The World's Local Brewer©*
Interbrew is the second largest brewer in the world in terms of volume. The company is headquartered in Belgium and employs over 37,000 people worldwide. The strategy of Interbrew, *The World's Local Brewer©*, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "*The World's Local Brewer©*" strategy is based on four pillars: first strengthening the local brands (in many cases market leader, such as Jupiler in Belgium), thereafter introducing international premium and speciality brands including Stella Artois®, Beck's®, Hoegaarden®, Leffe® and Bass® Ale. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Visit web site www.interbrew.com for more information on Interbrew.

Additional information:

Gwendoline Ornigg
Corporate Press Officer
Tel: +32-16-31-58-63
Mobile: +32-475-92-25-72
Fax: +32-16-31-59-69
E-mail: Gwendoline.ornigg@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com